SINGAPORE

中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159[redacted]

04046195

From Secretary's Office: 47 Hill Street #06
Chinese Chamber of Commerce & Industry Bu
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL **Exemption No. 33-91910**

82-4033

4 November 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

RECEIVED

Dear Sirs Investment

COSCO ~~CORPORATION~~ (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	Description of Announcement
14 October 2004	Notice to all holders of Redeemable Convertible Cumulative Preference Shares
18 October 2004	Payment of Dividends on Redeemable Convertible Cumulative Preference Shares ("RCCPS") of S$0.01 each
19 October 2004	Sales of M.V. Sea Swan
27 October 2004	Acquisition and Dissolution of Subsidiaries
1 November 2004	Notice of Extraordinary General Meeting

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

11/22

encs
c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

Cosco
14/10/2004 17:18

To: SESPRESS, SESSUB
cc: Cosco/X1J0000/LST/MASNET/SG@MASNET
Subject: Notice To All Holders of Redeemable Convertible Cumulative Preference Shares ("RCCPS")

There is an announcement from COSCO CORPORATION (SINGAPORE) LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

COSCO CORPORATION (SINGAPORE) LIMITED

Notice To All Holders of Redeemable Convertible Cumulative Preference Shares ("RCCPS")

Company Registration No: 196100159G

To all holders of Redeemable Convertible Cumulative Preference Shares ("RCCPS")

THIS NOTICE IS ISSUED BY COSCO CORPORATION (SINGAPORE) LIMITED ("THE COMPANY"). IF YOU ARE IN ANY DOUBT AS TO THE CONTENTS HEREIN OR AS TO THE COURSE OF ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR BANK MANAGER, STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If you have sold all your RCCPS in the Company, you should immediately forward this Notice and its enclosure(s) to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser or the transferee.

NOTICE IS HEREBY GIVEN THAT THE COMPANY SHALL BE REDEEMING ALL THE RCCPS (UNLESS EARLIER CONVERTED TO ORDINARY SHARES) 30 DAYS FROM THE DATE OF THIS NOTICE AT THE REDEMPTION AMOUNT OF S$1.50 FOR EACH RCCPS

1. On 15 November 1999 ("Issue Date"), the Company allotted 33,453,283 RCCPS. As at the date of this Notice, there are approximately 17 RCCPS holders holding 57,663 outstanding RCCPS.

2.1 Pursuant to Article 4A(B)(c) of the Company's Articles of Association, it states that unless earlier redeemed or converted, each RCCPS shall be redeemed on the Final Redemption Date at the Redemption Amount of S$1.50 for each RCCPS together with a sum equal to any arrears and accruals of the Preference Dividend in respect of such RCCPS calculated down to the Final Redemption Date and Additional Amounts (if any) payable to such RCCPS holder, all of which will be paid in accordance with the Articles of Association of the Company by Singapore Dollar cheque drawn on a bank in Singapore and despatched to each RCCPS holder at his respective address appearing in the Register of Members of RCCPS holders.

2.2 As 14 November 2004 is a Sunday (which is not a Business Day) and a public holiday, the following Monday is gazetted as a public holiday and the Final Redemption Date shall be the next following Business Day on 16 November 2004.

2.3 Pursuant to Article 4A(A) of the Company's Articles of Association, the final Preference Dividend shall be payable to the RCCPS holders on the Final Redemption Date.

2.4 The final Preference Dividend will be paid in accordance with the Articles of Association of the Company by Singapore Dollar cheque drawn on a bank in Singapore and despatched to each RCCPS holder at his respective address appearing in the Register of Members of RCCPS

holders, and if tax is deducted or withheld, together with the relevant tax voucher.

3. As a RCCPS holder, you may wish to convert your RCCPS into ordinary shares and your conversion notice (kindly refer to paragraph 5 below) must reach us on or before 3 November 2004. This is to facilitate the Company to process the conversion of the RCCPS into ordinary shares prior to the books closure date on 3 November 2004 at 5pm; and for the Company to determine the entitlements of RCCPS holders to any arrears and accruals of the Preference Dividend in respect of such RCCPS prior to the date of conversion ("Conversion Date") and Additional Amounts (if any) payable to the respective RCCPS holders.

4. **NOTICE IS HEREBY GIVEN THAT** the Transfer Books and Register of Members of RCCPS holders of the Company will be closed for the period from 4 November 2004 to 5 November 2004 (both dates inclusive) for the purposes of determining the entitlements of the RCCPS holders to the final Preference Dividend, Redemption Amount and the sum equal to any arrears and accruals of the Preference Dividend in respect of such RCCPS calculated down to the Final Redemption Date or prior to the Conversion Date (as the case may be) and Additional Amounts (if any) payable to the respective RCCPS holders. Duly completed transfers in respect of the RCCPS received by the Company's Registrar, Kon Choon Kooi Pte Ltd, 47 Hill Street #06-02 Chinese Chamber of Commerce & Industry Building Singapore 179365, up to 5.00pm on 3 November 2004 will, subject to the Articles of Association of the Company, be registered for the purposes aforesaid.

5. A conversion notice is enclosed for your use in the event that you wish to convert your RCCPS into ordinary shares.

6. The last day for trading of the RCCPS on the Singapore Exchange Securities Trading Limited ("SGX-ST") will be on 27 October 2004 ("Last Day for Trading of RCCPS") and the trading of the RCCPS will cease with effect from 28 October 2004. The RCCPS will be delisted from the Official List of the SGX-ST at 9.00am on 17 November 2004.

7.1 The Company will cancel all the existing RCCPS share certificates upon mandatory redemption, whether or not the RCCPS holders return their share certificates. Upon cancellation, the RCCPS share certificates shall be void and will cease to have any effect or be valid for any purpose.

7.2 In respect of RCCPS holders whose securities accounts are credited with the RCCPS registered in the name of the Central Depository (Pte) Limited ("CDP") as at the Final Redemption Date, no further action needs to be taken as arrangement will be made by the Company with CDP for all RCCPS certificates issued in the name of CDP or its nominees to be cancelled.

BY ORDER OF THE BOARD

Lawrence Kwan
Company Secretary
Singapore
14 October 2004

Submitted by Mr Li Jianxiong, Alternate Director on 14/10/2004 to the SGX

6

Cosco
18/10/2004 17:46

To: SESPRESS, SESSUB
cc: Cosco/X1J0000/LST/MASNET/SG@MASNET
Subject: Payment of Dividends on Redeemable Convertible Cumulative Preference Shares ("RCCPS") of S$0.01 each

There is an announcement from COSCO CORPORATION (SINGAPORE) LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

COSCO CORPORATION (SINGAPORE) LIMITED

Payment of Dividends on Redeemable Convertible Cumulative Preference Shares ("RCCPS") of S$0.01 each

Company Registration No: 196100159G

Pursuant to the terms of issue of the 33,453,283 Redeemable Convertible Cumulative Preference Shares, the fixed cumulative Preference Dividend of 5.7 cents per RCCPS less 20% Singapore income tax will be paid on 16 November 2004, i.e. the next business day of the dividend payment date on 15 November 2004.

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members of RCCPS holders of the Company will be closed from 4 November 2004 to 5 November 2004, both dates inclusive, for the preparation of the dividend for shareholders of preference shares registered in the books of the Company. Duly completed transfers of RCCPS received by the Registrar, Kon Choon Kooi Pte Ltd, 47 Hill Street #06-02, Chinese Chamber of Commerce & Industry Building, Singapore 179365 up to 5.00 p.m. on 3 November 2004 will be registered before entitlements to the dividend are determined.

Submitted by Mr Ji Haisheng, President on 18/10/2004 to the SGX

Cosco
19/10/2004 17:55

To: SESPRESS, SESSUB
cc: Cosco/X1J0000/LST/MASNET/SG@MASNET
Subject: SALE OF M.V. SEA SWAN

There is an announcement from COSCO CORPORATION (SINGAPORE) LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

COSCO CORPORATION (SINGAPORE) LIMITED

SALE OF M.V. SEA SWAN

The Board of Directors of Cosco Corporation (Singapore) Limited (the "Company") wishes to announce that Cosco (Singapore) Pte Ltd, a wholly owned subsidiary of the Company has entered into a conditional agreement on 17 September 2004 with Baoyuan Shipping Co., Ltd to sell M.V. Sea Swan for a total consideration of US$11,150,000 which was arrived at on a "willing buyer and willing seller" basis at a price mutually agreed between the parties.

The sale is in the ordinary course of the Company's business and is an ongoing shipping fleet renewal exercise of the Company intended to:

(i) reduce the overall age of its fleet to improve efficiency;
(ii) better comply with the International Safety Management Code; and
(iii) ensure costs savings by reducing maintenance and repair costs.

The transaction is expected to have a positive impact on the Group's financial performance for the current financial year.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the above sale.

Submitted by Mr Ji Haisheng, President on 19/10/2004 to the SGX

Cosco
27/10/2004 18:11

To: SESPRESS, SESSUB
cc: Cosco/X1J0000/LST/MASNET/SG@MASNET
Subject: ACQUISITION AND DISSOLUTION OF SUBSIDIARIES

There is an announcement from COSCO CORPORATION (SINGAPORE) LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

REG. NO. 196100159G **COSCO CORPORATION (SINGAPORE) LIMITED**

ACQUISITION AND DISSOLUTION OF SUBSIDIARIES

On 26 November 2003, the Board of Directors of Cosco Corporation (Singapore) Limited (the "**Company**") announced that its two wholly-owned Panama-incorporated subsidiaries, COS Orchid Shipping Inc. ("**COS Orchid Panama**") and COS Prosperity Shipping Inc. ("**COS Prosperity Panama**") have each entered into a Shipbuilding Contract (the "**Contracts**") with Nantong Cosco KHI Ship Engineering Co., Ltd to purchase a new 55,550 deadweight tonnes type Motor Bulk Carriers each known as Hull No. NE039 and Hull No. NE040 (the "**Vessels**").

Further to the said announcement, the Company has decided that the Vessels shall be registered with the Singapore Registry of Ships upon the completion of their construction and for that purpose, that the Contracts will be taken over by Singapore-incorporated companies.

Accordingly, Cosco (Singapore) Pte Ltd, a wholly-owned subsidiary of the Company, has on 22 October 2004 acquired all the issued and paid-up share capital of COS Orchid Shipping Pte. Ltd. ("**COS Orchid Singapore**") and COS Prosperity Shipping Pte. Ltd. ("**COS Prosperity Singapore**"). It is intended that COS Orchid Singapore and COS Prosperity Singapore will take over the Contracts from COS Orchid Panama and COS Prosperity Panama respectively.

COS Orchid Panama and COS Prosperity Panama will be dissolved after the Contracts are respectively taken over by COS Orchid Singapore and COS Prosperity Singapore, at which time, a further announcement will be made by the Company.

Submitted by Mr Ji Haisheng, President on 27/10/2004 to the SGX



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Alternate Director
Date & Time of Broadcast	01-Nov-2004 17:18:23
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE OF EXTRAORDINARY GENERAL MEETING
Description	
Attachments:	EGM.pdf Total size = **19K** (2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration. No.: 196100159G)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Mandarin Court C & D, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Thursday 18, November 2004 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution (with or without modification):

ORDINARY RESOLUTION

Proposed Acquisition

That the transactions contemplated under the Acquisition Agreement dated 11 September 2004 (the "Acquisition Agreement") entered into between China Ocean Shipping (Group) Company, Guangzhou Ocean Shipping Co., Ltd, Shanghai Ocean Shipping Co., Ltd and Tianjin Ocean Shipping Co., Ltd (collectively the "Vendors") and the Company, details of which are set out in the circular to Shareholders dated 1 November 2004 (the "Circular"), including without limitation the acquisition by the Company of 51% interest in the registered capital of Cosco Shipyard (Group) Co., Ltd ("CSG") from the Vendors, be and are hereby approved and that the Board of Directors be and is hereby authorised to make any amendment, alteration and modification to the Acquisition Agreement as it may in its discretion decide in the interest of the Company and to take such steps and to execute such documents as may be necessary or expedient for the purposes of the Acquisition Agreement and the transactions contemplated thereunder.

BY ORDER OF THE BOARD

Lawrence Kwan
Company Secretary
Singapore
1 November 2004

Notes:

1. A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. Where a member appoints two proxies, the Company may treat the appointments as invalid unless the member specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
3. The instrument or form appointing a proxy or proxies must be signed by the appointor or his duly authorised attorney or, if the appointor is a body corporate, signed by an officer or attorney duly authorised or its common seal must be affixed thereto. A corporation which is a member of the Company may authorise by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Extraordinary General Meeting in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore. The representative attending the meeting must produce evidence of his authority.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 9 Temasek Boulevard, #07-00 Suntec City Tower II Singapore 038989 not less than 48 hours before the time appointed for the Extraordinary General Meeting.